EXHIBIT 99.1

AUDITORS' REPORT ON RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – ITEM 18

To the Board of Directors of Seabridge Gold Inc.

On March 20, 2009, we reported on the consolidated balance sheets of Seabridge Gold Inc. (the "Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in or incorporated by reference in the annual report on Form 20-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles – Item 18". This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental restated note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 20, 2009, except as to
notes 1 through 6(a), which
are as of January 20, 2010

SEABRIDGE GOLD INC.
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
As at December 31, 2008 and 2007
and for each of the Years in the Three-Year Period Ended December 31, 2008

Seabridge Gold Inc. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

The following information is presented in Canadian dollars.

Consolidated Statements of Operations

(in 000’s except per share amounts)	2008	2007	2006
	$	$	$
Net profit (loss) for year reported under Canadian GAAP	10,290	(5,542)	(3,300)
Exploration expensed (Note 1(a))	(11,150)	(9,060)	(9,376)
Flow-through share renunciation (Note 1(b))	-	(1,206)	(1,907)
Flow-through share value (Note 1(b))	-	393	422
Net loss, US GAAP	(860)	(15,415)	(14,161)

Basic and diluted net loss per share	(0.02)	(0.43)	(0.42)

Consolidated Statements of Comprehensive Loss

(in 000’s)	2008	2007	2006
	$	$	$
Net loss, US GAAP	(860)	(15,415)	(14,161)
Other comprehensive (loss) income – marketable securities (Note 1(c))	(164)	5	53
Comprehensive loss, US GAAP	(1,024)	(15,410)	(14,108)

Consolidated Statements of Shareholders’ Equity

(in 000’s)	2008	2007	2006
	$	$	$
Shareholders’ equity reported under Canadian GAAP	99,108	86,747	59,279
Impact on shareholders’ equity of US GAAP adjustments:
Accumulated exploration expensed (Note 1(a))	(44,823)	(33,673)	(24,613)
Flow-through share value (Note 1(b))	-	-	(393)
Marketable securities (Note 1(c))	-	-	53
Shareholders’ equity, US GAAP	54,285	53,074	34,326

Consolidated Statements of Cash Flows

Cash flows from (used in) operating activities, investing activities and financing activities would be presented as follows on a US GAAP basis:

(in 000’s)	2008	2007	2006
	$	$	$
Operating activities	(13,701)	(12,410)	(11,707)
Investing activities	7,937	(11,222)	625
Financing activities	383	31,327	12,546
Net cash provided	(5,381)	7,695	1,464
Cash and cash equivalents, beginning of the period under US GAAP	13,480	5,785	4,321
Cash and cash equivalents, end of the period under US GAAP	8,099	13,480	5,785

Consolidated Balance Sheet

December 31, 2008		US GAAP
(in 000’s)	Cdn GAAP	Adjustments	US GAAP
	$	$	$
ASSETS
Current Assets
Cash and cash equivalents	8,099		8,099
Short-term deposits	30,895		30,895
Amounts receivable and prepaid expenses	238		238
Marketable securities	91		91
	39,323	-	39,323

Mineral Interests (Note 1(a))	69,029	(44,823)	24,206

Reclamation Deposits	1,325		1,325

Property and Equipment	125		125
	109,802	(44,823)	64,979

LIABILITIES
Current liabilities
Accounts payable and accruals	3,369		3,369
Income taxes payable	5,326		5,326
	8,695	-	8,695

Provision for Reclamation Liabilities	1,999		1,999
	10,694	-	10,694

SHAREHOLDERS’ EQUITY
Share Capital (Note 1(b))	110,221	(1,114)	109,107
Stock Options	6,034		6,034
Contributed Surplus	19		19
Deficit (Notes 1(a),(b))	(17,061)	(43,709)	(60,770)
Accumulated Other Comprehensive Loss	(105)		(105)
	99,108	(44,823)	54,285
	109,802	(44,823)	64,979

Consolidated Balance Sheet

December 31, 2007		US GAAP
(in 000’s)	Cdn GAAP	Adjustments	US GAAP
	$	$	$
ASSETS
Current Assets
Cash and cash equivalents	13,480		13,480
Short-term deposits	11,557		11,557
Amounts receivable and prepaid expenses	420		420
Marketable securities	241		241
	25,698	-	25,698

Mineral Interests (Note 1(a))	62,668	(33,673)	28,995

Reclamation Deposits	1,305		1,305

Property and Equipment	191		191
	89,862	(33,673)	56,189

LIABILITIES
Current liabilities
Accounts payable and accruals	679		679

Provision for Reclamation Liabilities	1,849		1,849
Future Income Tax liabilities	587		587
	3,115	-	3,115

SHAREHOLDERS’ EQUITY
Share Capital (Note 1(b))	109,737	(1,114)	108,623
Stock Options	4,283		4,283
Contributed Surplus	19		19
Deficit (Notes 1(a),(b))	(27,351)	(32,559)	(59,910)
Accumulated Other Comprehensive Income	59		59
	86,747	(33,673)	53,074
	89,862	(33,673)	56,189

Notes to US GAAP Reconciliation

1.	Reconciling Items:

a)  Mineral interests
Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP, through to March 31, 2004, costs associated with owned mineral claims and mining leases were classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from four to eleven years.  Effective April 1, 2004, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and stopped amortizing them.  This change was accounted for prospectively.  These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable.  Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

Under United States GAAP, costs associated with options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost.  Under Canadian GAAP the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations if the option is not exercised.

Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves must be expensed as incurred.  Under Canadian GAAP these costs may be deferred.

b)  Flow-through shares
Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares.  The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $393,250 for the flow-through shares issued in 2006 (2005 - $421,800).  The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

c)  Comprehensive income
Under Canadian GAAP short-term investments were recorded at the lower of cost and quoted market value until December 31, 2006 and in 2007 and 2008 at fair value and were considered as available for sale since January 1, 2007.  Under United States GAAP, unrealized gains and losses on short-term investments classified as available for sale securities are recorded in comprehensive income until realized for all periods presented.

2.	Stock-based Compensation

A summary of the status of the non-vested stock options as of December 31, 2008 and the changes during the year ended December 31, 2008, is presented below:

Options with Grant-Date Fair Value	Number	Weighted Average Grant-Date Fair-Value
		$
Non-vested, January 1, 2008	170,000	10.77
Granted	150,000	6.70
Vested	(170,000)	(10.77)
Non-vested, December 31, 2008	150,000	6.70

Options with Values Determined after Grant Date or Still to be Determined	Number	Weighted Average Fair-Value
		$
Non-vested, January 1, 2008	120,000
Granted	525,000
Vested	(40,000)	8.60
Non-vested, December 31, 2008	605,000

The total intrinsic value of options exercised during 2008 was $0.7 million (2007 - $22.1 million, 2006 - $6.2 million).  The total fair value of options that vested during 2008 was $2.3 million (2007 - $2.3 million, 2006 - $1.7 million).

As at December 31, 2008 and 2007, the aggregate intrinsic value of options outstanding was $9.7 million    and $20.9 million, respectively, while the aggregate intrinsic value of the options which were exercisable was $6.4 million and $20.4 million, respectively. The weighted average remaining contractual life of all options outstanding was 3.0 years and for the vested options was 2.0 years.

As at December 31, 2008, there was $1.3 million of calculated unrecognized compensation costs related to non-vested stock options.  The Company expects to recognize this expense over a weighted average period of 1.9 years.  In addition to the calculated unrecognized compensation costs stated in the previous sentence, as at December 31, 2008, there were 515,000 options granted which vesting are subject to the Company entering into a significant transaction involving either its interest in the Courageous Lake project or the KSM project or the acquisition of a majority interest in the Company.  No value has been placed on these options as the vesting provisions have not been met. The expiry date of these options is December 5, 2013.

3.	Income Taxes

The Company’s income taxes payable and future income tax liabilities for each jurisdiction were as follows:

(in 000’s)	2008	2007
	$	$
Income taxes payable - Mexico	5,326	-

Future income tax liabilities - Canada	-	587

4.	Income Tax Uncertainty

As at December 31, 2008, the Company does not have any provisions for uncertain income tax positions and does not believe that any will be required over the next twelve months.

In some cases, the Company’s income tax positions are related to years that remain subject to examination by tax authorities.  The following table outlines the open years, by tax jurisdiction, as at December 31, 2008:

Jurisdiction	Open Years
Canada	2004 to present
Mexico	2006 to present
United States	2004 to present

5.	Accounts Payable and Accrued Liabilities

Accounts payable and accruals on the Company’s balance sheets consist of the following:

(in 000’s)	2008	2007
	$	$
Trade payables	3,008	319
Accrued liabilities	361	360
	3,369	679

6.	Recent United States Accounting Pronouncements

        a)  Fair value measurement disclosures
In 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements (“FAS 157”) for financial assets and liabilities that are measured at fair value on a recurring basis.  FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements.  The primary assets and liabilities affected were available-for-sale securities. The adoption of FAS 157 did not change the valuation techniques that the Company uses to value these assets and liabilities.

The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value.   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts) or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on recurring basis as at December 31, 2008 include the following:

(in 000’s)	Level 1	Level 2	Level 3	Aggregate Fair Value
	$	$	$	$
Financial Assets
Available-for-sale
Marketable securities	91	-	-	91

The valuation technique that is used to measure fair value is as follows:

Available-for-sale securities:

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

The provisions of FAS 157 relating to non-financial assets and liabilities are effective for fiscal years beginning after November 15, 2008 and will be adopted by the Company in fiscal 2009.

b)  Fair value option for financial assets and liabilities
In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Liabilities – Including Amendment of FASB Statement No. 115 (“FAS 159”) which offers an irrevocable option to carry eligible financial assets and liabilities at fair value, with the election to be made on an instrument by instrument basis, with changes in fair value recorded in earnings.  FAS 159 is effective for the 2008 fiscal year.  The Company has not adopted the fair value option for any of its eligible financial instruments and therefore it had no effect on the Company’s consolidated financial statements.

c)  Disclosures about derivative instruments and hedging activities
In March 2008, the FASB issued FASB Statement No. 161,  Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133 (“FAS 161”) which will require entities to provide enhanced disclosures about (a) how and why the entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the entity’s financial position, financial performance and cash flows.  FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Company is in the process of evaluating the impact of adopting FAS 161 on our note disclosure related to derivative instruments and to hedging activities.

d)  Business combinations
In December 2007, the FASB issued FAS Statement No. 141(R), Business Combinations (“FAS 141(R)”) which replaces FAS 141.  FAS 141(R) replaces FAS 141 prospectively for business combinations consummated in fiscal years beginning after December 15, 2008.  Under FAS 141(R) business acquisitions are accounted for under the “acquisition method” compared to the “purchase method” mandated by FAS 141.

The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition related costs of the acquirer, including investment banking fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized  as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded as its share of carrying value of net assets acquired with no goodwill being allocated.

e)  Non-controlling interests in consolidated financial statements
In December 2007, the FASB issued FAS Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”).  FAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The provisions of FAS 160 are to be applied prospectively, commencing in fiscal 2009, with the exception of the presentation and disclosure requirements which are to be applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements.